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Exhibit

Exhibit            Description

99.1                 Announcement on 2019/03/06: Important Resolutions from 14th term 7th Board Meeting

99.2                 Announcement on 2019/03/06: Board Meeting Resolution on dividend distribution

99.3                 Announcement on 2019/03/06: Announcing termination of private equity offering which was approved by 2018 shareholders’ meeting

99.4                 Announcement on 2019/03/06: The announcement of UMC Board of Directors’ Resolution to convene the Annual General Meeting

99.5                 Announcement on 2019/03/06: The amount of new loans funded by the Company reaches NT$10 million and is higher than 2% of the net worth stated in the latest financial report

99.6                 Announcement on 2019/03/06: Board Meeting Resolution on cancellation of treasury shares

99.7                 Announcement on 2019/03/06: UMC’s donation to UMC Science and Culture Foundation

99.8                 Announcement on 2019/03/06: Designation of Company Secretary

Exhibit 99.1

Important Resolutions from 14th term 7th Board Meeting

1. Date of occurrence of the event: 2019/03/06

2. Company name: UNITED MICROELECTRONICS CORP.

3. Relationship to the Company (please enter "head office" or "subsidiaries"): head office

4. Reciprocal shareholding ratios: N/A.

5. Cause of occurrence:

The board meeting has approved important resolutions as follows:

(1) Approved the 2018 Business Report and Financial Statements

The Company’s consolidated revenue for 2018 was NT$151,253 million and net income attributable to the stockholders of the parent was NT$7,073 million, with EPS of NT$0.58

(2) Approved the 2018 employee cash compensation of NT$1,400.8 million and director compensation of NT$7.6 million

(3) Approved Dividend Distribution. (approximately NT$0.58 per share)

(4) Approved termination of the issuance plan for private placement, which was approved at the 2018 Annual General Meeting

(5) The 2019 Annual General Meeting will be held at 9:00 AM on Wednesday, June 12, 2019 at UMC’s Fab8S Conference Hall, located at No. 16, Creation Rd. 1, Hsinchu Science Park

(6) Approved for UMC’s Singapore branch to lend funds to UNITED SEMICONDUCTOR (XIAMEN) CO., LTD. for the amount up to US$250 million

(7) Approved the capital reduction for the cancellation of treasury shares

(8) Approved UMC’s donation of NTD$10 million, to UMC Science and Culture Foundation

(9) Approved to designate Company Secretary

6. Countermeasures: N/A

7. Any other matters that need to be specified: None

Exhibit 99.2

Board Meeting Resolution on dividend distribution

1. Date of the board of directors’ resolution: 2019/03/06

2. Appropriations of earnings in cash dividends to shareholders (NT$ per share):0.58

3. Cash distributed from legal reserve and capital surplus to shareholders (NT$ per share):0

4. Total amount of cash distributed to shareholders (NT$):6,916,104,855

5. Appropriations of earnings in stock dividends to shareholders (NT$ per share):0

6. Stock distributed from legal reserve and capital surplus to shareholders (NT$ per share):0

7. Total amount of stock distributed to shareholders (shares):0

8. Any other matters that need to be specified: None

Exhibit 99.3

Announcing termination of private equity offering which was approved by 2018 shareholders’ meeting

1. Date of the board of directors’ resolution for the change: 2019/03/06

2. Dates of effective registration of the original plan: 2018/06/12

3. Reason for the change:

(1) The Company’s 2018 AGM has authorized the Board to raise capital from private placement, through issuing instruments such as common shares, DRs (including but not limited to ADS), or Euro/Domestic convertible bonds (including secured or unsecured corporate bonds), based on market conditions and the Company’s needs. The amount of shares issued or convertible is proposed to be no more than 10% of total share issued (i.e., no more than 1,262,431,871 shares)

(2) According to item 7, Article 43-6, Security and Exchange Act, the private placement offering shall be conducted in separate instances within one year after AGM approval.

(3) The approval will expire on 2019/06/11. Considering changes from market conditions, the Board has resolved to terminate the private placement offering.

4. Content of each and every successive past changed plan for raising of funds before and after change: Not applicable

5. Anticipated timetable for execution: Not applicable

6. Anticipated completion date: Not applicable

7. Anticipated possible benefits: Not applicable

8. Difference with original anticipated benefits: Not applicable

9. Effect of the current change on shareholder equity: Not applicable

10. Abstract of the original lead underwriter’s appraisal opinion: Not applicable

11. Any other matters that need to be specified: None

Exhibit 99.4

The announcement of UMC Board of Director’s Resolution to convene the Annual General Meeting

1. Date of the board of directors’ resolution: 2019/03/06

2. Date for convening the shareholders’ meeting: 2019/06/12

3. Location for convening the shareholders’ meeting: UMC’s Fab8S Conference Hall (No. 16, Creation Rd. 1, Hsinchu Science Park)

4. Cause or subjects for convening the meeting

(1) Report Items:

1. 2018 business report

2. Audit Committee’s report of 2018 audited financial reports

3. 2018 distributable compensation for employees and directors

4. The status of private placement

5. The status of the 19th share repurchase program

5. Cause or subjects for convening the meeting

(2) Matters for Ratification:

1. The Company’s 2018 business report and financial statements

2. The Company’s 2018 earnings distribution

6. Cause or subjects for convening the meeting

(3) Matters for Discussion:

1. To amend the Company’s “Acquisition or Disposal of Assets Procedure”

2. To amend the Company’s “Financial Derivatives Transaction Procedure”

7. Cause or subjects for convening the meeting

(4) Elections: None

8. Cause or subjects for convening the meeting

(5) Other Proposals: None

9. Cause or subjects for convening the meeting

(6) Extemporary Motions: None

10. Book closure starting date: 2019/04/14

11. Book closure ending date: 2019/06/12

12. Any other matters that need to be specified: None

Exhibit 99.5

The amount of new loans funded by the Company reaches NT$10 million and is higher than 2% of the net worth stated in the latest financial report

1. Date of occurrence of the event: 2019/03/06

2. Name of the company who receive the monetary loans, its relationship to the Company who extend the loans, ceiling amount on the monetary loans extended, amount of loans originally extended, amount of the current additional loans, whether or not the board of directors authorize the chairperson to give loans for the borrowing counterparty; total extended amount of loans and the reason for loans as of the date of occurrence of the event:

1). Name of the company who receive the monetary loans: UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.

2). Its relationship to the Company who extend the loans: the Company’s subsidiary

3). Ceiling amount on the monetary loans extended: NT$20,606,972 (thousand)

4). Amount of loans originally extended: NT$0 (thousand)

5). Amount of the current additional loans: NT$7,697,500 (thousand)

6). Whether or not the board of directors authorize the chairperson to give loans to the borrowing counterparty: Yes

7). Total extended amount of loans and the reason for loans as of the date of occurrence of the event: NT$7,697,500 (thousand), for the short-term working capital needs of loan recipient

3. Content and value of collaterals provided by the loan recipient, if any: None

4. Capital and Accumulated profit/loss of the loan recipient according to its latest financial report:

Capital of the loan recipient is NT$56,467,090 (thousand); accumulated loss of the loan recipient is NT$22,607,496 (thousand)

5. Method of calculation of interest:

by the actual days of outstanding loans; interest rate of the loan is not less than cost of funds of the company’s Singapore branch

6. Terms/conditions and date for repayment:

repay the loans and interests when the loan is due; the due date of the loan is one year from the loan’s contract date

7. The Company’s total amount of monetary loans extended as of the date of occurrence of the event: NT$7,699,909(thousand)

8. The ratio of the total amount of monetary loans extended to the Company’s net worth on its most recent financial statements as of the date of occurrence of the event:3.74%

9. Sources of funds to extend monetary loans to others: Others

10. Any other matters that need to be specified:

1). The source of funds to extend the monetary loans is the company’s Singapore branch

2). Amount of the current additional loans is USD 0.25 billion; foreign exchange rate is 30.79 on 2019/03/05

Exhibit 99.6

Board Meeting Resolution on cancellation of treasury shares

1. Date of the board of directors’ resolution: 2019/03/06

2. Reason for the capital reduction:

300,000,000 treasury shares bought by the Company for cancellation from November 7th, 2018 to January 4th, 2019 will be cancelled pursuant to Article 28-2 of the Securities and Exchange Act

3. Amount of the capital reduction: NTD 3,000,000,000

4. Cancelled shares: 300,000,000 shares

5. Capital reduction ratio: 2.41%

6. Share capital after the capital reduction: NTD 121,243,187,150

7. Scheduled date of the shareholders’ meeting: NA

8. Estimate listed common shares after the capital reduction: NA

9. The estimate ratio of listed shares to the company's issued common shares, after the capital reduction: NA

10. Countermeasures of the lower circulation in shareholding, if the aforesaid estimate listed common shares does not reach 60 million shares and the ration does not reach 25% after the capital reduction: NA

11. Any other matters that need to be specified:

The record date of capital reduction is on 2019/03/11

Exhibit 99.7

UMC’s donation to UMC Science and Culture Foundation

1. Date of occurrence of the event: 2019/03/06

2. The reason for the donation: For the promotion of culture education

3. The total amount of the donation: NT$10 million

4. Counterparty to the donation: UMC Science and Culture Foundation

5. Relationship to the Company:

A non-profit organization of which the funds donated from the enterprise exceeds one third of the non-profit organization’s total funds

6. Name and resume of the independent director that expressed objection or reservation: None

7. Contents of the objection or reservation: None

8. Any other matters that need to be specified: None

Exhibit 99.8

Designation of Company Secretary

1. Type of personnel changed (please enter: spokesperson, acting spokesperson, important personnel (CEO, COO, CMO, CSO, etc.), financial officer, accounting officer, Company Secretary, research and development officer, or internal audit officer): Company Secretary

2. Date of occurrence of the change: 2019/03/06

3. Name, title, and resume of the replaced person: NA

4. Name, title, and resume of the replacement: Chitung Liu, Vice President & CFO, UMC

5. Type of the change (please enter: “resignation”, “position adjustment”, “dismissal”, “retirement”, “death” or “new replacement” ): new replacement

6. Reason for the change: new replacement

7. Effective date: 2019/03/06

8. Any other matters that need to be specified: None